

April 23, 2012

<u>Via E-mail</u>
Michael J. Kowalski
Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, NY 10022

> **Re:** **Tiffany & Co.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 28, 2012**
> **File No. 001-09494**

Dear Mr. Kowalski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Notes to Consolidated Financial Statements, page K-47</u>

<u>B. Summary of Significant Accounting Policies, page K-47</u>

<u>Revenue Recognition, page K-51</u>

1. We note your policy to remit unclaimed merchandise credits and gift cards to the applicable jurisdiction in accordance with unclaimed property laws. In that regard, explain to us and disclose your breakage policy, if any, related to unclaimed merchandise credits and gift cards in jurisdictions where there are no such laws. Please specifically explain to us what jurisdiction(s) will be the beneficiary of escheat laws and what gives that jurisdiction the right to unclaimed property; must the gift card be sold in that jurisdiction?

K. Commitments and Contingencies, page K-66

Diamond Sourcing Activities, pages K67-K68

2. We note your disclosure of the $50 million financing to Koidu, a diamond supplier in Sierra Leone, for its capital expenditures necessary to increase the output of the mine. We also note your disclosure that Koidu is a variable interest entity, and that you are not the primary beneficiary due to your lack of power to direct any of the activities that most significantly impact Koidu's economic performance. In that regard, please tell us and disclose in more detail the nature of your variable interests including the significant terms of the agreement, the rights and obligations of each party to the agreement, the percentage of output from the mine you plan to acquire and how you reasonably determined you lack the power to direct the activities of Koidu that most significantly impact its performance

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Mark Aaron, Investor Relations